Exhibit 99.1

FOR IMMEDIATE RELEASE

For Further Information Contact:
Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Israel Investor Contact:
Nava Ladin
Gelbart Kahana Investor Relations
+972-3-6074717
nava@gk-biz.com

Given Imaging Submits PillCam® COLON 2 Pivotal Trial Data to
Japan’s PMDA for Approval

- Trial successfully achieves 94% sensitivity identifying colon polyps greater than or equal to 6 mm -

YOQNEAM, Israel, September 19, 2012 - Given Imaging (NASDAQ: GIVN), a world leader in specialty GI products and pioneer of capsule endoscopy, today announced that it has filed for regulatory approval of PillCam® COLON 2 in Japan.  The results of the study showed that using PillCam COLON 2, physicians were able to accurately identify 94% of polyps that were at least 6 mm in size previously identified using standard colonoscopy.

The submission to the Japanese Pharmaceuticals and Medical Devices Agency (PMDA) includes the results of the PillCam COLON 2 pivotal clinical trial which was designed to evaluate the PillCam COLON 2 as a tool to visualize the mucosal layer of the colon for pathologies including colorectal cancer.

“The results of this pivotal study show that PillCam COLON 2 can be used as another tool in the fight against colon cancer and could be particularly useful for those patients who are unable or unwilling to get a colonoscopy or have had prior incomplete colonoscopies,” said Hisao Tajiri, M.D., Ph.D., Chairman and Professor, Department of Gastroenterology and Hepatology, and Department of Endoscopy, The Jikei University School of Medicine.

A total of 72 patients aged 40-75 years were enrolled at three sites.  Results were read by two groups of readers; one at the investigator sites and the other at a central reading facility. As agreed with PMDA, specificity was not a required endpoint of the trial, since the lesions being assessed for agreement were already identified by colonoscopy.

“We are very pleased with the robust results of our PillCam COLON 2 clinical trial in Japan as well as the performance of the PillCam COLON 2 capsule.  We believe that PillCam COLON 2 can be a useful tool for physicians to visualize and diagnose colon polyps,” said Homi Shamir, president and CEO, Given Imaging.  “With an estimated addressable market of approximately one million procedures each year in Japan, PillCam COLON 2 represents a significant revenue opportunity for Given Imaging.  We would like to thank the physicians and hospitals who participated in the trial for their dedication and support.”

PillCam COLON 2 received the CE Mark in September 2009 and is commercially available throughout Europe, Latin America, Canada, and parts of Asia.

About Colon Cancer
Colorectal cancer remains a potentially fatal disease that generally can be prevented through early detection. Colon cancer occurs in the large intestine (colon), the lower part of the digestive system while rectal cancer occurs in the last 15-20 centimeters of the colon. Together, they're often referred to as colorectal cancers.

Colon and rectal cancers begin in the digestive system and develop when cells that line the colon or the rectum become abnormal and grow exponentially. Most cases of colon cancer begin as small, non-cancerous (benign) clumps of cells called adenomatous polyps. Only certain kinds of polyps have the potential to become cancerous, and in most people, colorectal cancers develop slowly over a period of several years. In Japan, more than 42,000 people died from colorectal cancer in 20091.

About PillCam COLON 2
The PillCam COLON 2 video capsule is equipped with two miniature color video cameras (one on each end), a battery and an LED light source; it measures 11.6 mm X 31.5 mm. PillCam COLON 2 is designed to be ingested by the patient and transmit up to 35 frames per second for approximately 10 hours to a recording device worn by the patient. Data are transferred from the device to a computer that uses RAPID software to compile the video data and enable the physician to review and report the results of the PillCam study.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® video capsules for the small bowel, esophagus and colon, industry-leading ManoScan™ high-resolution manometry and Bravo® wireless and Digitrapper® pH and impedance products. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States,  Germany, France, Japan, Australia, Vietnam, Hong Kong, and Brazil. For more information, please visit www.givenimaging.com.

1 http://ganjoho.jp/data/public/statistics/backnumber/2010/files/fig01.pdf

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2011. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.